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SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 1)*

IONATRON, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

462070 10 3
(CUSIP Number)

Brad L. Shiffman, Esq.
Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

February 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. 902939 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER* 16,418,362
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,370,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER* 16,418,362
PERSON WITH	10.	SHARED DISPOSITIVE POWER 3,370,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,788,362
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON* IN

* See Item 5

Page 2 of 4 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Ionatron, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3716 East Columbia, Suite 120, Tucson, Arizona 85714.

Item 2. Identity and Background.

This statement is filed by Robert Howard (the "Reporting Person"). The address of the Reporting Person is 145 East 57th Floor - 4th Floor, New York NY 10022. The Reporting Person is a United States citizen.

Item 4. Purpose of Transaction.

In January 2007, the Reporting Person gifted 258,500 shares of Common Stock and the Robert Howard Family Foundation gifted 120,000 shares of Common Stock. On February 2, 2007 and February 5, the Reporting Person sold 823,000 and 177,000 shares of Common Stock at a price of $4.947 and $4.87 per share, respectively. On February 23, 2007, the Reporting Person’s wife sold 10,000 shares of Common Stock at a price of $6.00 per share.

Item 5. Interest in Securities of the Issuer.

(a)-(b) According to the Company’s Form 10-Q for the Quarter Ended September 30, 2006, there were 78,111,878 outstanding shares of Common Stock on November 7, 2006. On February 23, 2007, the Reporting Person beneficially owned 19,788,362 shares of Common Stock of the Company which comprises 25.3% of the issued and outstanding Common Stock. Of such shares (i) 16,418,362 shares are directly owned by the Reporting Person, (ii) 490,000 shares are owned by the Reporting Person’s wife and (iii) 2,880,000 shares are owned by the Robert Howard Family Foundation (the “Foundation”), a not-for-profit, charitable enterprise. The Reporting Person is a director and shares voting and disposition over the shares of Common Stock held by the Foundation. The Reporting Person disclaims beneficial ownership of the shares held by the Foundation.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 23, 2007

/s/ Robert Howard Robert Howard

Page 4 of 4 Pages